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                                                                        ------------------------------
                                                                         OMB APPROVAL
                                                                        ------------------------------
                                  UNITED STATES                          OMB Number:       3235-0145
                       SECURITIES AND EXCHANGE COMMISSION                Expires:    October 31, 2002
                              WASHINGTON, D.C. 20549                     Estimated average burden
                                                                         hours per response....14.90
                                                                        ------------------------------
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                                  SCHEDULE 13D
                                 (RULE 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          13D-2(a) (AMENDMENT NO. 2)*

                           EUROPA CRUISES CORPORATION
      -------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    298738105
      -------------------------------------------------------------------
                                 (CUSIP Number)
                   Committee of Concerned Europa Stockholders

                               c/o James C. Illius
                               3791 Francis Drive
                              Rocky River, OH 44116
                                 (440) 333-9965
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 2002
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  CUSIP NO. 298738105                               13D                                        PAGE 2 of 7
 ---------------------                                                                       ---------------
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
------------- --------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
              James-Edward Clark Illius
------------- --------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a) [ X ]
                                                                                                    (b) [   ]
------------- --------------------------------------------------------------------------------------------------------
3             SEC USE ONLY


------------- --------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              PF
------------- --------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)          |_|

------------- --------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
------------- --------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                1,942,551
                    ----------- --------------------------------------------------------------------------------------
                    8           SHARED VOTING POWER
 NUMBER OF SHARES               1,000,000
   BENEFICIALLY     ----------- --------------------------------------------------------------------------------------
  OWNED BY EACH     9           SOLE DISPOSITIVE POWER
 REPORTING PERSON               1,942,551
       WITH         ----------- --------------------------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                1,000,000
------------- --------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,942,551
------------- --------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES*                          |_|


------------- --------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.9%
------------- --------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              IN
------------- --------------------------------------------------------------------------------------------------------


                       *SEE INSTRUCTION BEFORE FILLING OUT
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  CUSIP NO. 298738105                               13D                                        PAGE 3 of 7
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
------------- --------------------------------------------------------------------------------------------------------
1             Name of Reporting Person
              S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON
              John Robert Duber
------------- --------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a) [ X ]
                                                                                                    (b) [   ]
------------- ------------------------------------------------------------------------------------- ------------------
3             SEC USE ONLY


------------- --------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              PF
------------- --------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)          |_|


------------- --------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
------------- --------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                499,753
                    ----------- --------------------------------------------------------------------------------------
                    8           SHARED VOTING POWER
 NUMBER OF SHARES               3,536,515
   BENEFICIALLY     ----------- --------------------------------------------------------------------------------------
  OWNED BY EACH     9           SOLE DISPOSITIVE POWER
 REPORTING PERSON               499,753
       WITH         ----------- --------------------------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                3,536,515
------------- --------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,036,268
------------- --------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES*                          |_|


------------- --------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.6%
------------- --------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              IN
------------- --------------------------------------------------------------------------------------------------------


                       *SEE INSTRUCTION BEFORE FILLING OUT
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  CUSIP NO. 298738105                               13D                                        PAGE 4 of 7
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
------------- --------------------------------------------------------------------------------------------------------
1             Name of Reporting Person
              S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON
              Roger Alan Smith
------------- --------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a) [ X ]
                                                                                                    (b) [   ]
------------- ------------------------------------------------------------------------------------- ------------------
3             SEC USE ONLY


------------- --------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              PF
------------- --------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)          |_|


------------- --------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
------------- --------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                465,400
                    ----------- --------------------------------------------------------------------------------------
                    8           SHARED VOTING POWER
 NUMBER OF SHARES               0
   BENEFICIALLY     ----------- --------------------------------------------------------------------------------------
  OWNED BY EACH     9           SOLE DISPOSITIVE POWER
 REPORTING PERSON               465,400
       WITH         ----------- --------------------------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                0
------------- --------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              465,400
------------- --------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES*                [ X ]

              SEE ITEM 5.
------------- --------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.6%
------------- --------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              IN
------------- --------------------------------------------------------------------------------------------------------


                       *SEE INSTRUCTION BEFORE FILLING OUT
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  CUSIP NO. 298738105                               13D                                        PAGE 5 of 7
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This statement amends a Schedule 13D filed by the members of the Committee of
Concerned Europa Stockholders (the "Committee"), filed with the Securities and
Exchange Commission on April 12, 2002, as amended on April 18 and April 29,
2002. The members of the Committee are James-Edward Clark Illius, John Robert
Duber, Roger Alan Smith, and Paul Joseph DeMattia.


ITEM 4.    PURPOSE OF TRANSACTION

The consent solicitation period expired on June 24, 2002. The Committee received approximately 16 million consents, falling short of the 17.2 million votes necessary. The Committee stated that it would not mount an effort to convert its consent solicitation to a proxy battle for control of the entire board of Europa Cruises Corporation (the "Company"). The Committee had intended to reconstitute the Company's board of directors and replace Chairman and Chief Executive Deborah A. Vitale with its own nominee, James Rafferty. The Committee has discontinued its activities.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER


         (a) At the date of this filing, according to the Company's most recent filing with the SEC, the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 2002, there were outstanding 29,232,117 shares of Common Stock of the Company. The number of shares of Common Stock beneficially owned by the members of the Committee filing together on this Schedule 13D is 7,444,219 (including 400,000 of Illius' options and 450,000 of Duber's options), or 24.7% of the Company's outstanding Common Stock. However, this percentage does not take into account 2,122,000 shares of preferred stock of the Company entitled to vote upon all matters upon which the stockholders of the Company are entitled to vote, and each such share of preferred stock is entitled to one vote per share. The Committee members filing together on this Schedule 13D do not hold any preferred shares of the Company.

                  Each of the members of the Committee filing together on this
                  Schedule 13D disclaims beneficial ownership of the shares of the Company's Common Stock reported hereunder as beneficially owned by another member of the Committee.

                  Illius beneficially owns 2,942,551 shares of the Common Stock, including 400,000 shares underlying stock options, which constitute 9.9% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(1)(i). This percentage does not take into account shares of preferred stock noted above.

                  Duber beneficially owns 4,036,268 shares of the Common Stock, including 450,000 shares underlying stock options, which constitute 13.6% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(1)(i). This percentage does not take into account shares of preferred stock noted above.

                  Smith beneficially owns 465,400 shares of the Common Stock, which constitute 1.6% of the outstanding shares of the Common Stock, calculated in accordance with Rule 13d-3(d)(1)(i). This percentage does not take into account shares of preferred stock noted above. Smith's spouse owns 17,700 shares of the Company's Common Stock in an IRA, as to which he expressly disclaims beneficial ownership.


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  CUSIP NO. 298738105                               13D                                        PAGE 6 of 7
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         (b)      See Items 7 through 11 of the respective cover pages.

         (c) In the 60 days prior to the date hereof, Smith has executed the following trades, in addition to those previously disclosed, in the Company's Common Stock in brokerage transactions:


                  NAME                  TRANSACTION      NUMBER OF SHARES       PURCHASED/         PER SHARE PRICE
                                        DATE                                    SOLD
                  Smith                    06/25/02              2,500                Sold               $0.64
                  Smith                    06/25/02              2,500                Sold               $0.63
                  Smith                    06/25/02              2,500                Sold               $0.61
                  Smith                    06/25/02              2,500                Sold               $0.60
                  Smith                    06/25/02              5,000                Sold               $0.60
                  Smith                    06/25/02              5,000                Sold               $0.60

         (d)      Not applicable.

         (e)      Not applicable.


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  CUSIP NO. 298738105                               13D                                        PAGE 7 of 7
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                     Members of The Committee of Concerned Europa Stockholders

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

Date:      June 26, 2002                               By:    /s/ James-Edward Clark Illius
           -------------------------------------------        --------------------------------------------------------
                                                              Name:      James-Edward Clark Illius



Date:      June 26, 2002                               By:    /s/ John Robert Duber
           -------------------------------------------        --------------------------------------------------------
                                                              Name:      John Robert Duber


Date:      June 26, 2002                               By:    /s/ Roger Alan Smith
           -------------------------------------------        --------------------------------------------------------
                                                              Name:      Roger Alan Smith
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